

May 19, 2011

Gary L. Blum
Thunderclap Entertainment, Inc.
201 Santa Monica Blvd.
Suite 300
Santa Monica, CA 90401

> **Re:** **Thunderclap Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 10, 2011**
> **File No. 333-172658**

Dear Mr. Blum:

We have reviewed your responses to the comments in our letter dated March 28, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 7

Organization, page 7

1. Please reconcile your disclosure on page 7 that you believe your present capital will cover your expenses for the next 12 months with your disclosure on page 8 that you believe you have sufficient capital to continue your operations for the next six months without the need to seek additional financing.

Plan of Distribution, page 25

2. We note your response to our prior comment 20. Please revise your disclosure on pages 23 and 25 to clarify that Mr. Salter is an underwriter, and not a "deemed" underwriter, in this offering or advise.

Directors, Executive Officers, Promoters and Control Persons, page 42

3. Please advise as to whether the right of first refusal agreements with Mr. Blum and Mr. Matondi are written agreements. To the extent that they are written agreements, please file with your next amendment to your registration statement.

Exhibit 5.1

4. Please have counsel revise the second to the last sentence so that it speaks as of the date of effectiveness.

<u>Exhibit 23.1</u>

5. Please provide a currently dated consent from your independent public accountants in accordance with Item 6-01 of Regulation S-K.

<u>Other</u>

6. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (310) 388-5899
Donald P. Hately, Esq.
Hately & Hampton Attorneys and Counselors